File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑          Form 40-F ☐.

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐          No ☑.

     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:          .]

EXHIBIT INDEX

Exhibit	Title	Page
A.	Financial Statements & Independent Auditor’s Report as of and for the nine month ended September 30 2003 & 2004	1-49
B.	Signature	50

MACRONIX INTERNATIONAL CO., LTD.

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS’ REVIEW REPORT

AS OF AND FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

Independent Auditors’ Review Report

To the Board of Directors, Supervisors, and Shareholders
of Macronix International Co., Ltd.

     We have reviewed the accompanying balance sheets of Macronix International Co., Ltd. as of September 30, 2004 and 2003, and the related statements of operations and cash flows for the nine months ended September 30, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our review.

     Except as otherwise discussed in the third paragraph of this report, we conducted our review in accordance with R.O.C. “Standards for Review of Interim Financial Statements of a Public Company.” A review consists principally of inquiries, comparison and analytical procedures. A review was substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     As described in Note 4(8) to the financial statements, certain long-term investments were accounted for under the equity method based on unreviewed financial statements of the investees. Our review report insofar as it relates to the investment gain(loss) amounting to approximately NT$3.6 million and NT$(1,141.9) million for the nine months ended September 30, 2004 and 2003, respectively, and the related long-term investment balances of approximately NT$3,580 million and NT$3,502 million as of September, 2004 and 2003, respectively, which were included in the financial statements, are based solely on the unreviewed reports.

     Based on our review, except for the circumstances mentioned in the third paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the Republic of China.

October 13, 2004
Taipei, Taiwan
Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEETS
September 30, 2004 and 2003
(Amounts in thousand New Taiwan Dollars)

ASSETS	Notes	September 30, 2004	September 30, 2003
Current assets
Cash and cash equivalents	2, 4(1)	$8,460,064	$5,622,531
Notes receivable (net)	4(2)	374,796	222,129
Accounts receivable (net)	2, 4(3)	2,776,601	2,704,024
Receivables from related parties (net)	2, 4(4), 5	695,748	497,342
Other receivables	4(5)	242,797	236,292
Other financial assets	2, 4(6)	—	168,775
Inventories (net)	2, 4(7)	4,842,817	4,188,945
Prepaid expenses		485,444	343,903
Deferred income taxes-current (net)	2, 4(22)	222,423	466,079
Restricted cash — current	6	1,611,271	499,623

Total current assets		19,711,961	14,949,643

Long-term equity investments	2, 4(8)	3,101,633	3,320,093

Property, plant and equipment	2, 4(9), 6
Land		598,076	598,076
Buildings and facilities		23,655,802	23,405,816
Production equipment		46,343,281	45,075,206
Transportation equipment		27,334	26,434
Leased equipment		1,754,540	1,750,658
Leasehold improvements		2,418	4,468
Research and development equipment		1,110,208	1,551,075
Office furniture and fixtures		804,696	874,612

Total property, plant and equipment		74,296,355	73,286,345
Less: Accumulated depreciation		(47,691,406)	(40,938,391)
Add: Construction in progress		14,240	6,096
Prepayments for equipment		2,050,087	1,284,419

Net property, plant and equipment		28,669,276	33,638,469

Intangible assets	2
Software		173,385	307,118
Deferred charges		465,044	685,023

Total intangible assets		638,429	992,141

Other assets
Refundable deposits		4,972	13,434
Deferred income taxes-non-current (net)	2,4(22)	1,654,968	1,420,566
Restricted cash-non-current	6	—	253,162
Other assets		257,087	119,811

Total other assets		1,917,027	1,806,973

		$54,038,326	$54,707,319

Total assets

LIABILITIES & SHAREHOLDERS' EQUITY	Notes	September 30, 2004	September 30, 2003
Current liabilities
Short-term debts	4(10), 6	$773,397	$1,097,746
Short-term notes	4(11)	99,908	299,014
Notes payable		33	176,847
Accounts payable		2,123,314	1,762,774
Payables to related parties	5	140,105	190,123
Income taxes payable	2, 4(22)	163,966	215,216
Accrued expenses		1,635,180	1,490,305
Payables to equipment suppliers		486,568	546,692
Current portion of debentures	2, 4(14), 6	228,019	6,075,431
Current portion of long-term debts	4(12), 6	1,695,726	1,892,643
Current portion of capital lease obligations	4(13), 6	485,646	623,990
Other current liabilities		142,126	62,058

Total current liabilities		7,973,988	14,432,839

Long-term liabilities
Debentures, less current portion	2, 4(14), 6	3,221,552	7,110,565
Long-term debts, less current portion	4(12), 6	7,071,605	7,364,043
Capital lease obligations, less current portion	4(13), 6	—	482,430

Total long-term liabilities		10,293,157	14,957,038

Other liabilities
Accrued pension cost	2, 4(23)	251,538	167,530
Refundable deposits		349	143

Total other liabilities		251,887	167,673

Total liabilities		18,519,032	29,557,550

Shareholders’ equity
Capital	4(15)
Common shares		50,349,285	39,277,583
Unregistered common shares		3,678	—
Capital Reserve	4(17)
Additional paid-in capital		315,704	—
Long-term equity investment related adjustments		26,460	1,263
Retained earnings
Accumulated deficits	4(19)	(13,091,618)	(12,311,856)
Other adjustments
Unrealized loss on long-term investments	2, 4(7)	(1,070,266)	(791,600)
Cumulative translation adjustments	2	174,487	162,815
Treasury stock	2, 4(20)	(1,188,436)	(1,188,436)

Total shareholders’ equity		35,519,294	25,149,769

Total liabilities and shareholders’ equity		$54,038,326	$54,707,319

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF OPERATIONS
For the nine-month periods ended September 30, 2004 and 2003
(Amounts in thousand New Taiwan Dollars except per share data)

		Nine-month period ended September 30,
Description	Notes	2004	2003
Sales revenue	2, 4(24), 5	$18,090,116	$12,015,293
Less: Sales returns		(36,226)	(64,249)
Sales discounts		(62,739)	(26,428)

Net sales revenue	2,4(24)	17,991,151	11,924,616
Cost of goods sold	4(25), 5	(15,058,001)	(15,474,541)

Gross profit (loss)		2,933,150	(3,549,925)
Plus: Unrealized profit as of January 1	2	2,141	8,618
Less: Unrealized profit as of September 30	2	(9,635)	(8,618)

Realized gross profit (loss)		2,925,656	(3,549,925)

Operating expenses	2, 4(25), 5
Selling expenses		(492,415)	(489,746)
Administrative expenses		(904,306)	(819,522)
Research and development expenses		(1,925,476)	(2,093,941)

Total operating expenses		(3,322,197)	(3,403,209)

Operating loss		(396,541)	(6,953,134)

Non-operating income
Interest income		69,106	53,367
Net gain from long-term equity investments		3,619	—
Gain on disposal of assets	2,5	4,373	479
Gain on disposal of investments		215,116	9,136
Foreign exchange gains	2	114,127	265,073
Reversal of allowance for bad debts	2	11,062	—
Reversal of inventory loss provision	2,4(6)	1,360,495	873,735
Others		163,312	248,342

Total non-operating income		1,941,210	1,450,132

Non-operating expenses
Interest expense		(525,282)	(720,671)
Net loss from long-term equity investments	2,4(7)	—	(1,141,889)
Others	2,4(9)	(7,295)	(37,774)

Total non-operating expenses		(532,577)	(1,900,334)

Income (loss) before taxes		1,012,092	(7,403,336)
Income tax expense	2, 4(22)	—	—

Net Income (loss)		$1,012,092	$(7,403,336)

Net Income (loss) before taxes per share	2, 4(21)	$0.21	$(1.98)

Net Income (loss) per share	2, 4(21)	$0.21	$(1.98)

Diluted net income before taxes per share		$0.21

Diluted net income per share		$0.21

Pro-forma data: assuming that the Company’s shares owned by subsidiaries were not treated as treasury stock
Net Income (loss)		$1,027,327	$(7,426,049)

Net Income (loss) per share	2, 4(21)	$0.21	$(1.98)

Diluted net income before taxes per share		$0.21

Diluted net income per share		$0.21

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2004 and 2003
(Amounts in thousand New Taiwan Dollars)

	Nine-month period ended September 30,
Description	2004	2003
Cash flows from operating activities:
Net income (loss)	$1,012,092	$(7,403,336)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	5,396,154	6,734,273
(Reversal of) allowance for bad debts	(11,065)	55,001
Reveral of inventory loss provision	(1,360,495)	(873,735)
Net (gains) losses from long-term equity investments	(3,619)	1,141,889
Donation and depreciation on idle assets	40,575	—
Cash dividends	—	2,603
Gain on disposal of short-term investments	(24,660)	(6,861)
Gain on disposal of long-term equity investments	(190,456)	(2,275)
Amortization	346,563	433,814
Deferred income taxes	9,254	30,501
(Gain) loss on disposal of assets	(4,373)	(479)
Net changes in operating assets and liabilities:
Accrued pension cost	68,671	52,110
Notes receivable	(216,469)	(126,182)
Accounts receivable	(546,699)	(438,990)
Receivables from related parties	(220,222)	(245,557)
Inventories	547,244	1,773,709
Other receivables	(36,266)	88,504
Prepaid expenses	(76,170)	249,698
Accounts and notes payable	188,498	567,949
Payables to related parties	(61,699)	(42,528)
Accrued expenses	53,954	(242,683)
Income taxes payable	(51,250)	(85,567)
Other current liabilities	78,825	5,054
Decrease in reserve for redemption of debentures	(338,999)	(1,023,858)

Net cash provided by operating activities	4,599,388	643,054

Cash flows from investing activities:
(Increase) decrease in restricted cash	(210,787)	2,542,663
Decrease in short-term investments	24,660	6,861
Additions to other financial assets	—	(168,775)
Additions to long-term equity investments	(82,685)	(931,723)
Purchase of property, plant and equipment	(2,320,440)	(2,407,923)
Proceeds from disposal of long-term equity investments	240,594	9,197
Proceeds from disposal of property, plant and equipment	2,599	6,093
Proceeds form disposal of intangible assets	—	430
(Increase) decrease in refundable deposits-asset	8,025	(81,866)
Additions to intangible assets	(149,307)	(144,603)
(Increase) decrease in other assets	(204,409)	156,296

Net cash used in investing activities	(2,691,750)	(1,013,350)

	Nine-month period ended September 30,
Description	2004	2003
Cash flows from financing activities:
Net (decrease) increase in short-term debts	(41,252)	401,570
Net increase in short-term notes	99,908	299,014
Increase (decrease) in refundable deposits-liability	206	(6)
Net (decrease) increase in long-term debts	(64,202)	1,028,906
Net decrease in capital lease obligations	(472,871)	(499,963)
Net decrease in debentures	(8,394,339)	(2,415,798)
Issuance of Global Depository Receipts	5,565,704	—

Net cash used in financing activities	(3,306,846)	(1,186,277)

Net decrease in cash and cash equivalents	(1,399,208)	(1,556,573)
Cash and cash equivalents at beginning of period	9,859,272	7,179,104

Cash and cash equivalents at end of period	$8,460,064	$5,622,531

Supplemental disclosures of cash flow information:
Interest paid during the period (excluding capitalized interest)	$484,358	$698,101

Income tax paid during the period	$49,400	$33,493

Non-cash activities:
Current portion of debentures transferred to current liabilities	$228,019	$6,075,431

Current portion of long-term debts transferred to current liabilities	$1,695,726	$1,892,643

Current portion of capital lease obligations transferred to current liabilities	$485,646	$623,990

Conversion of convertible debentures	$759,067	$2,207,501

Unrealized losses on long-term equity investments	$1,068,407	$(187,482)

Cumulative translation adjustments	$15,225	$57,079

Adjustments of capital reverse from equity investees	$(18,529)	$(907)

Capital reserve, legal reserve and special reserve used to cover accumulated deficit	$—	$4,717,967

Cash paid for purchase of property, plant and equipment:
Purchases of property, plant and equipment	$2,265,253	$1,402,700
Decrease in payables to equipment suppliers	55,187	1,005,223

Cash paid	$2,320,440	$2,407,923

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands except shares, per share data and percentages)

1.	Organization and Business

The Company

Macronix International Co., Ltd. (the “Company”) was incorporated in the Hsinchu Science Park (“HSP”), Taiwan, under the laws of the Republic of China (the “R.O.C.”) on December 9, 1989. The Company operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips. Starting May 1996 and April 2004, the Company listed its shares of stock on the NASDAQ Stock Market and the Luxembourg Stock Exchange in the forms of American Depositary Shares (“ADS”) and Global Depositary Shares (“GDS”), respectively.

As of September 30, 2004 and 2003, the Company’s employees totaled 3,589 and 3,398, respectively.

2.	Summary of Significant Accounting Policies

The accompanying financial statements are prepared in accordance with R.O.C.’s “Guidelines Governing the Preparation of Financial Reports by Securities Issuer” and generally accepted accounting standards. Significant accounting policies are summarized as follows:

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so close to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities within three months are considered cash equivalents.

Short-term Investments

Short-term investments are recorded at cost and carried at lower of cost or market value on the balance sheet date using the weighted average cost method.

Foreign Currency Translation and Transaction

The Company maintains its accounting records in New Taiwan dollars (“NT Dollars” or “NT$”), the national currency of the Republic of China. Transactions denominated in foreign currencies are recorded in NT Dollars using the exchange rates in effect at the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into NT Dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains and losses are included in the statements of operations.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

The assets and liabilities of the foreign subsidiaries are translated into NT Dollars, with the local currency of each foreign subsidiary as its functional currency, at current exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the relevant period. Translation gains and losses are included as a component of shareholders’ equity.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the Company’s credit policy, the collectibility and aging analysis of notes and accounts receivable and other receivables.

Other Financial Assets

Other financial assets are credit-linked notes that are recorded at cost using the specific identification method. Interest income is calculated based on the contracted interest rate.

Inventories

Inventories are carried at the lower of cost or market value using the weighted average cost method. Replacement cost is used to determine the market value of raw materials, supplies and unallocated freight-in. Net realizable value is used to determine the market value of work in process, finished goods and commodities purchased. The lower of cost or market method is applied to each major category of inventory. A slow-moving reserve is provided based on inventory aging.

Long-term Investments

(1)	Long-term investments in which the Company holds an interest of 20% or more and has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over five years. Adjustments to capital reserve is required when holding percentage changes due to unproportional subscription to investee’s new shares issued. If capital reserve is insufficient, retained earning is adjusted. Other long-term investments are carried at the lower of cost or market, with unrealized losses recorded as a separate component of shareholders’ equity. There is no recognition of unrealized gains.

(2)	The unrealized profits and losses from intercompany transactions between the investor company and investee company during the period are eliminated based on the investor’s percentage ownership interest in the investee.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(3)	When a long-term investment is disposed of, the difference between the selling price and book value of such investments is treated as a disposal gain or loss. In addition, the related additional paid-in capital is proportionally adjusted and recognized as gain or loss.

(4)	In accordance with R.O.C. financial reporting regulations, the quarterly financial statements are not prepared on a consolidated basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Buildings and facilities	5 to 20 Years
Production equipment	5 Years
Transportation equipment	5 Years
Leased equipment	5 Years
Leasehold improvements	5 Years
Research and development equipment	5 Years
Office furniture and fixtures	3 to 5 Years

Properties serve in operations beyond their original estimated service lives are further depreciated over their newly estimated service lives based on the residual value.

Major improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred. Disposition gains or losses are presented under non-operating income or expenses.

Equipment held for non-operating purposes is transferred to idle asset and is valued at the lower of net realizable value or book value. Depreciation derived from idle assets is recorded under non-operating expenses.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

Capital Lease Obligations

Capital leases are carried at lower of fair value or present value of aggregate future lease payments less related costs, alone with related liabilities. Estimated useful lives are based on lease terms for purpose of depreciation. Exception applies when the Company has first-in-line privilege to renew the lease, or when the Company is awarded ownership of leased property at the end of lease with no additional cost. In such cases, the lease term does not affect estimation of useful lives for leased assets. The lease obligation is amortized over the lease term using effective interest method. Rental expenses are charged as operating leases, as opposed to depreciation charged for capital leases.

Intangible Assets

Intangible assets are recorded at cost and amortized over estimated useful lives using straight-line method. Royalties and issuing costs of debentures are amortized based on contract terms and durations of the debentures, respectively. Computer software is amortized over three years, while other intangible assets are amortized over 1~5 years.

Revenue Recognition

Revenue is recognized in accordance with R.O.C. Statement of Financial Accounting Standards No. 32, “Accounting for Revenue Recognition.”

Capital Expenditures vs. Expenses

Unless immaterial in aggregate, expenditures are capitalized if they increase future service potential of assets. All others are expensed as incurred.

Convertible Bonds

The interest-premium of puttable convertible bonds, which is the difference between the specified put price and the par value, is amortized using the interest method and is recognized as a liability over the period from the issuance date of the bonds to the expiry date of the put option. If the bondholder does not exercise the put option, the interest-premium, which has been recognized as a liability, is amortized over the period from the expiry date to the maturity date using the interest method. However, if at the expiry date the market value of the common stock under conversion exceeds the put price, the interest-premium should be credited to additional paid-in capital.

The cost of issuing convertible bonds is recorded as deferred assets and is amortized over the period from the issuance date of the convertible bonds to the expiry date of the put option.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

When bondholders exercise their conversion rights, the book value of convertible bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realization of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that the Company’s earnings shall be retained.

Income tax credits resulting from the acquisition of equipment, research and development expenditures, employee training and investment in equity stock are recognized in the period that such expenditures, training and investment occur.

Employee Retirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. The plan provides for a lump sum payment upon retirement based on years of service and the employee’s compensation during the last six months of employment. In accordance with the Labor Standards Law of the R.O.C., the Company makes monthly contributions equal to 2% of its wages and salaries. The fund, established during 1990 to meet employees’ retirement benefit entitlements, is administered by the Employees’ Retirement Fund Committee and is registered in this committee’s name. Accordingly, the pension fund is not included in the Company’s financial statements.

The Company adopted, on a prospective basis, R.O.C. Statement of Financial Accounting Standards No. 18, “Accounting for Pensions” in 1996. The Statement requires that the pension plan assets and the benefit obligations be determined on an actuarial basis. Net transition asset or obligation, prior service cost, and gains or losses from the plan assets are amortized on a straight-line basis over the employees’ average remaining service period of about twenty-five years.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

Derivative Financial Instruments

(1)	Foreign exchange forward contracts

A foreign forward exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates for another currency on a specified date. The Company’s forward contracts are designated as hedges. The differences in the New Taiwan dollars amounts translated using the spot exchange rate and the amounts translated using the contracted forward rates on the contract date are accreted or amortized to the statement of operations over the contract lives using the straight-line method. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate. The related amounts due to or from counter-parties are included in other current assets or other current liabilities.

(2)	Option contracts

At maturity, the Company or the financial institution, depending upon which party has the right of the option, may exercise the option to receive a said amount denominated in one currency and pay a said amount in a different currency. The conversion rate is stated in the contract.

For options, premiums are amortized over the contract lives using the straight-line method. Any resulting gain or loss upon settlement is charge to the statement of operations in the period of settlement.

(3)	Cross currency and interest rate swaps

Cross currency and interest rate swaps are entered into to hedge currency positions and interest rate variations related to foreign currency debts with floating interest rates. The difference between the spot rate at the contract date and the contracted forward rate is amortized over the life of the contract. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which such gains or losses occur.

The gain or loss resulting from the difference between the related floating rate interest and fixed rate interest at the balance sheet date is recorded in the statement of operations for the period ending on such balance sheet date. The realized gains and losses upon settlement are recorded in the statement of operations.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(4)	Structured deposits

A structured deposit represents a deposit with an embedded currency option placed with a financial institution to earn higher interest income. At maturity, the financial institution that accepts the deposit has an option to pay the remittance and the pre-determined accrued interest in the original currency or in an alternative currency based on the terms of the structured deposit contract.

The amount of the pre-determined interest is accrued. The realized and unrealized gains and losses arising from the currency portion of the contracts are recorded in the statement of operations for the relevant period at the balance sheet date and at maturity, as the case may be.

Earnings Per Share

In accordance with R.O.C. Statement of Financial Accounting Standards No.24, “Earnings per Share,” the Company presents basic earnings per share if a simple capital structure exists; or both basic earnings per share and diluted earning per share if a complex capital structure exists. Basic earnings per share is equal to the net income (loss) attributable to common shares divided by the weighted-average number of common shares. When diluted earnings per share is calculated, the numerator includes or adds back potential common stock dividends, interest and other conversion revenues (expenses). The denominator includes all potential dilutive common shares.

Treasury Stock

In accordance with the R.O.C. Statement of Financial Accounting Standards No.30, “Accounting for Treasury Stock,” treasury stock is accounted for under cost method. Under the method, the gross cost of shares reacquired is charged to treasury stock, which is presented as a contra-equity account in the financial statements. Any surplus or deficit on treasury stock transactions are credited or charged to capital reserves. In addition, the Company’s shares owned by its subsidiaries are treated as treasury stock.

Compensating Employees’ Stock Option Plan

Effective January 1, 2004, the Company adopted intrinsic value method for its compensating employees’ stock option plans. Under the method, the excess of the market price over exercise price at the plan date is adjusted under shareholders’ equity and expensed over grantee’s service periods. Disclosure of pro forma information for net income and earnings per share using fair value method is required.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

3.	Reason and Effect of Accounting Changes

Effective January 1, 2004, the Company adopted accounting treatment for employees’ stock option plans required by Taiwan Securities and Future Commission. Such adoption does not impact the Company’s net income and shareholders’ equity for the nine months ended September 30, 2004. Please refer to note 4 (16) for information of pro forma net income and earning per share.

4.	Significant Accounts

(1)	Cash and Cash Equivalents

	2004.9.30	2003.9.30
Petty cash	$330	$330
Checking and savings accounts	2,264,385	1,800,127
Time deposits	1,992,045	3,742,131
Cash equivalents — short-term papers	4,203,304	79,943

Total	$8,460,064	$5,622,531

(2)	Notes Receivable

	2004.9.30	2003.9.30
Notes receivable	$374,796	$222,129
Less: Allowance for doubtful accounts	—	—

Net	$374,796	$222,129

(3)	Accounts Receivable

	2004.9.30	2003.9.30
Accounts receivable	$2,938,970	$2,939,795
Less: Allowance for sales returns and discounts	(18,070)	(3,074)
Allowance for doubtful accounts	(144,299)	(232,724)

Net	$2,776,601	$2,704,024

(4)	Receivables from Related Parties

	2004.9.30	2003.9.30
Accounts receivable	$697,659	$510,342
Less: Allowance for doubtful accounts	(1,911)	(13,000)

Net	$695,748	$497,342

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(5)	Other Financial Assets

	2004.9.30	2003.9.30
Credit-linked notes	$—	$168,775

Other financial assets were credited linked notes matured within one year and were not pledged. Related interest receivable were NT$0 and NT$1,674 as of September 30, 2004 and 2003, respectively. Please refer to Note 10 for the disclosure of underlying risks.

(6)	Other Receivables

	2004.9.30	2003.9.30
Tax receivable	$201,712	$202,977
Interest receivable	43,512	29,793
Others	8,837	15,814
Total	254,061	248,584

Less: Allowance for doubtful accounts	(11,264)	(12,292)

Net	$242,797	$236,292

(7)	Inventories

	2004.9.30	2003.9.30
Merchandise	$121,837	$240,707
Raw materials	168,538	152,980
Supplies	96,534	101,663
Work in process	5,554,102	6,119,184
Finished goods	1,686,437	2,268,961
Unallocated freight-in	360	424

Total	7,627,808	8,883,919
Less: Allowance for market value decline and obsolescence	(2,784,991)	(4,694,974)

Net	$4,842,817	$4,188,945

a.	Inventories were not pledged.

b.	The insurance coverage for inventories amounted to NT$5,907,000 and NT$5,005,000 as of September 30, 2004 and 2003, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(8)	Long-term Equity Investments

	2004.9.30		2003.9.30
	Amount	%	Amount	%
Accounted for under equity method:
Macronix (BVI) Co., Ltd.	$1,935,964	100.00%	$2,046,656	100.00%
Kang Bao Investment, Ltd.	494,107	100.00%	512,048	100.00%
Hui Ying Investment, Ltd.	430,763	100.00%	389,542	100.00%
Run Hong Investment, Ltd.	363,426	100.00%	387,457	100.00%
Macronix America Inc.	192,390	100.00%	138,373	100.00%
Macronix (Hong Kong) Co., Ltd.	173,119	100.00%	38,613	100.00%
Magic Pixel Inc.	97,602	48.76%	43,691	100.00%
Procomm Inc.	15,577	38.38%	—	—%
Joyteck Co., Ltd.	10,518	18.18%	18,525	18.18%
MaxNova Inc.	8,944	100.00%	44,990	100.00%
Prominent Communications, Inc.	—	—%	24,279	35.23%
Caesar Technology Inc.	—	—%	—	—%
Less: Treasury stock owned by subsidiaries	(142,365)		(142,365)

Subtotal	3,580,045		3,501,809

Accounted for under cost method:
Chien Cheng Venture Capital Co., Ltd.	80,000	15.38%	80,000	15.38%
Honbond Venture Capital Co., Ltd.	120,000	15.00%	120,000	15.00%
Quality Test System, Inc.	—	14.64%	—	14.64%
Ardentec Corporation	261,192	9.50%	237,500	10.49%
Chantek Electronic Co., Ltd.	—	2.68%	—	3.72%
United Industrial Gases Co., Ltd.	58,500	3.24%	58,500	3.31%
Powertech Technology Inc.	42,090	1.73%	76,213	2.72%
Chipbond Technology Inc.	30,072	1.00%	37,590	1.28%
Taiwan Mask Corporation	—	—%	81	—%

Subtotal	591,854		609,884

Total	4,171,899		4,111,693
Less: Allowance for market value decline	(1,070,266)		(791,600)

Net	$3,101,633		$3,320,093

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

a.	Hui Ying Investment Ltd. held 6,023,152 shares of the Company, which amounted to NT$142,365 as of September 30, 2004 and 2003. These shares were accounted for as treasury stock.

b.	The Company recognized NT$3,619 and NT$(1,141,889) of long-term equity investment gains (losses) for the nine months ended September 30, 2004 and 2003, respectively, based on the equity investees’ unreviewed financial statements for the relevant periods.

c.	The financial statements of the foreign equity investees were translated into NT dollars. For the nine months ended September 30, 2004 and 2003, translation adjustments decreased by NT$15,225 and NT$57,079, respectively.

d.	The amounts of unrealized market value decline recognized on Macronix (BVI) Co., Ltd. for the nine months ended September 30, 2004 and 2003 were NT$1,068,407 and NT$(187,481), respectively.

e.	Caesar Technology Inc. applied for formal compulsory liquidation in the beginning of 2002 and completed the liquidation process on May 10, 2003. The application is approved by National Tax Administration of Northern Taiwan Province on September 16, 2003 and then filed in HsinChu District Court on September 16, 2003.

f.	In 2001, Quality Test System, Inc applied for a reduction of paid-in capital to offset accumulated deficit. The Company has provided the investment loss in full for the permanent diminution of investment in such investee.

g.	The investment in Chantek Electronic Co., Ltd. (“Chantek”) was fully written off in 2001 as Chantek’s application of financial restructuring had been filed to Hsinchu District Court in December 2001. The application was revoked in August 2002. On August 21, 2003, Chantek reduced its paid-in capital by 84.25% to offset accumulated deficit.

h.	Chipbond Technology Inc. (“Chipbond”) went public on GreTai Securities Market (“GTSM”) in 2002. The Company was required by GTSM to deposit 1,790,000 shares with book value of NT$37,950 as Macronix (BVI) Co., Ltd. represented on Chipbond’s Board. Under GTSM’s regulation, such deposit shall not be transferred or pledged. 716,000 shares had been withdrawn for the nine months ended September 30, 2004, while 1,074,000 shares with book value of NT$19,635 remained deposited as of September 30, 2004.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

i.	Powertech Technology Inc. (“Powertech”) went public on GTSM in 2003. The Company, representing on Powertech’s Board, was required by GTSM to deposited 6,771,225 shares with book value of NT$72. Under GTSM’s regulation, such deposit shall not be transferred or pledged. 3,077,225 shares had been withdrawn for the nine months ended September 30, 2004, while 3,694,000 shares with book value of NT$34,433 remained deposited as of September 30, 2004.

j.	Promiment Communications Inc. (PCI), its shareholders, and Procomm Inc. agreed on a share exchange agreement on September 1, 2004. Under the agreement, Procomm Inc. issued its own stock to owners of PCI in exchange of PCI’s stock. Accordingly, the Company received 10,132,513 shares of Procomm’s stock for 7,300,000 shares of PCI’s stock.

k.	Except as discussed above, no other long-term equity investments were pledged or subjected to restriction.

(9)	Property, Plant and Equipment

a.	Total interest expense (including capitalized interest) for the nine months ended September 30, 2004 and 2003 amounted to NT$539,719 and NT$793,696, respectively. Capitalized interests were as following:

	For the nine months ended September 30,
Item	2004	2003
Buildings and facilities	$89	$1,759
Production equipment	14,348	71,226

Total	$14,437	$73,025

Effective interest rates	4.10%	4.15%

b.	The insurance coverage for property, plant and equipment amounted to NT$58,548,355 and NT$60,321,010 as of September 30, 2004 and 2003, respectively.

c.	Please refer to note 6 “Assets Pledged as Collateral” for a summary of property, plant and equipment pledged.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(10)	Short-term Debts

	2004.9.30	2003.9.30
Working capital loans	$700,000	$950,000
Letter of credit loans (Due within 180 days)	73,397	147,746

Total	$773,397	$1,097,746

a.	The Company’s unused short-term lines of credit amounted to NT$5,247,805 and NT$6,170,001 as of September 30, 2004 and 2003, respectively.

b.	The interest rates of short-term debts ranged from 1.35% to 2.67% and 1.7% to 2.1% as of September 30, 2004 and 2003, respectively.

c.	There were no assets pledged as collateral for short-term debts.

(11)	Short-term Notes

a.	As of September 30, 2004:

Item	Interest Rate	Period	Amount
Commercial Papers	1.39%	2004.8.30-2004.10.26	$100,000
Less: Discount			(92)

Net			$99,908

b.	As of September 30, 2003:

Item	Interest Rate	Period	Amount
Commercial Papers	1.92%~2.12%	2003.05.15-2003.12.12	$300,000
Less: Discount			(986)

Net			$299,014

c.	The Company’s unused short-term lines of credit for short-term notes amounted to NT$300,000 and NT$1,800,000 as of September 30, 2004 and 2003, respectively.

d.	There were no assets pledged as collateral for short-term notes.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(12)	Long-term Debts

	Interest Rate		Amount
Secured Loan	2004.9.30	2003.9.30	2004.9.30	2003.9.30
Medium-term loans from one bank, repayable in 96 monthly installments from May 1999 to April 2007 with variable interest rates	4.35%	4.35%	$113,150	$156,950
Medium-term loans from 14 banks, repayable in 19 quarterly installments from July 1999 to January 2004 with variable interest rates				1,570,410
	2.309%	1.775%	84,410 (Including	(Including USD
	~3.94%	~3.94%	USD 1,500,000)	35,060,000)
Medium-term loan from one bank, repayable in 156 monthly installments from May 2003 to April 2016 with variable interest rates	4.35%	4.35%	792,121	860,506
Medium-term loan from one bank, repayable in 8 semi-annual installments with variable interest rates	—	2.525%	—	112,500
Medium-term loan from one bank, repayable in 8 semi-annual installments with variable interest rates	—	6.50%	—	37,500
Medium-term loan from one bank, repayable in 17 quarterly installments from April 2002 with variable interest rates	5.155%	5.155%	17,650	258,820
Medium-term loan from one bank, repayable in 8 semi-annual installments from June 2003 with variable interest rates	5.025%	5.025%	250,000	350,000
Medium-term loan from 20 banks, repayable in 10 semi-annual installments from March 2005 with variable interest rates	2.516%	2.55%	6,610,000	5,910,000
Medium-term loan from one bank, repayable in full at maturity with variable interest rates	1.40%	—	800,000	—

Total			8,767,331	9,256,686
Less: current portion			(1,695,726)	(1,892,643)

Net			$7,071,605	$7,364,043

a.	The Company’s unused long-term lines of credit amounted to NT$5,390,000 and NT$6,090,000 as of September 30, 2004 and 2003, respectively.

b.	Please refer to note 6 “Assets Pledged As Collateral” for long-term debts.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(13)	Capital Lease Obligations

a.	In 2001, the Company entered into a capital lease agreement with Nintendo for equipments with a cost NT$1,750,658. The lease term is from July 31, 2001 to June 30, 2005. The lease obligation is repayable in 36 monthly installments from July 31, 2002 to June 30, 2005. During the lease period, the Company is not allowed to modify or sublease the equipment. The ownership of the equipment will be unconditionally transferred to the Company at the end of the lease term.

Lease obligations under the agreement were as follows:

Year	2004.9.30
2004.10.1~2005.6.30	$492,715
Less: unrealized interest expense	(7,069)

Current portion	485,646

Year	2003.9.30
2003.10.1~2004.9.30	$652,603
Less: unrealized interest expense	(28,613)

Current portion	623,990

2004.10.1~2005.6.30	489,452
Less: unrealized interest expense	(7,022)

Lease obligations — long-term	482,430

Total capital lease obligations	$1,106,420

b.	Please refer to note 6 “Assets Pledged As Collateral” for capital lease obligations.

(14)	Debentures

	2004.9.30	2003.9.30
CB I	$209,200	$1,008,700
Secured II	3,000,000	3,000,000
ECB IV	3,398	5,712,156
ECB V	217,472	3,037,950
Add: Reserve for redemption of convertible bonds	19,501	427,190

Total	3,449,571	13,185,996
Less: Current portion of debentures	(228,019)	(6,075,431)

Net	$3,221,552	$7,110,565

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

a.	The Company issued five-year unsecured domestic convertible bonds (“CB I”) on December 12, 2002. Main terms of the issue were as follows:

(a)	Total amount: NT$3,200,000. As of September 30, 2004, an aggregate principal amount of NT$2,990,800 of CB I has been converted.

(b)	The interest rate at par: 0%.

(c)	Redemption at maturity/Redemption at the option of the Company:

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The bonds may be redeemed, in whole or in part, at the option of the Company at any time on or after March 13, 2003 and prior to November 1, 2007 at an early redemption price, ranging from 100% to 103.75% of the principal amount, if (i) the closing price of the Company’s shares for each of the 30 consecutive trading days is at least 150% of the conversion price then in effect; or (ii) the bonds outstanding are less than 10% of the issue amount.

(d)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, at 110.07% and 115.87% of par from 30 days before December 11, 2005 and December 11, 2006, respectively.

(e)	Conversion:

(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and ten days before maturity.

(ii)	The conversion price was NT$11 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. The conversion price was NT$11 from the issuance date to June 26, 2003 and then was reset to NT$8.8 after June 27, 2003. As of September 30, 2004, the conversion price was NT$8.7.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(iii)	The conversion price will be subject to adjustment (in the manner set forth in the Indenture) upon the occurrence of certain events set forth in the Indenture, including, among other things, the declaration of dividend in common shares, subdivisions, consolidations, and the issuance of common shares in cash.

(iv)	In addition to the adjustments to conversion price as stated in (iii) above, conversion price is also subject to “special conversion price reset” in a manner set forth in the offering circular.

(f)	Trading Place: Taiwan

b.	On October 29, 2001, the Company issued NT$3,000,000 of five-year secured debentures (“Secured II”) due in October 2006 with a stated interest rate of 3.3%. The interest expense is repayable annually while the bonds will be paid in full at maturity.

c.	The Company issued five-year unsecured overseas convertibles bonds (“ECB IV”) on February 7, 2002. Major terms of the issuance were as follows:

(a)	Total amount: USD$169,224. As of September 30, 2004, the Company repurchased and canceled USD$ 143,128 of the bonds from the market. For the nine months ended September 30, 2004, the related debt extinguishment gain of NT$63,070 was recorded under non-operating income.

(b)	Method of interest payment and redemption on the maturity date: 0.5% per annum. Interest is to be paid on February 7 of each year. Upon maturity, the bondholders may present the bonds to the Company at 116.372% of the principal amount.

(c)	Redemption at maturity/Redemption at the option of the Company:

(i)	Redemption at maturity

Unless previously redeemed, converted, purchased or cancelled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issuance date in accordance with the agreement.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(d)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, at 107.845% of par on August 9, 2004.

(e)	Conversion:

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds and up to January 8, 2007.

(ii)	The conversion price was NT$31.32 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of September 30, 2004, the conversion price was NT$28.2329 per share.

(f)	Trading places: U.S.A., Europe and Asia (except Taiwan) and listed on the Luxembourg Stock Exchange

d.	The Company issued five-year unsecured overseas convertible bonds (“ECB V”) on February 10 and March 4, 2003. Major terms of issuance were as follows:

(a)	Total amount: USD$90,000. As of September 30, 2004, an aggregate principal amount of USD$78,100 has been redeemed under the request of bondholders, while USD$5,500 of the bonds has been converted.

(b)	Interest rate at par: 0% per annum.

(c)	Duration: 5 years (from February 10, 2003 to February 10, 2008)

(d)	Redemption at maturity/Redemption at the option of the Company:

(i)	Redemption at maturity

Unless previously redeemed, converted, purchased, or cancelled, the Company will redeem each bond at its redemption price equal to 100% of the outstanding principal amount on the maturity date.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time on or after November 11, 2003 and prior to August 10, 2004, and any time on or after August 11, 2004 and prior to February 10, 2008, at a price equal to the Early Redemption Amount (as defined in the offering circular) of the principal amount. The Company may also redeem the bonds, in whole but not in part, at any time prior to February 10, 2008 at the Early Redemption Amount, if at least 90% of the bonds have already been redeemed, repurchased and cancelled, or converted.

(e)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on February 10, 2004, February 10, 2005, February 10, 2006 and February 10, 2007 at the redemption price equal to 100%, 102%, 104% and 106% of the outstanding principal amount, respectively.

(f)	Conversion:

(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and on or before January 11, 2008.

(ii)	The conversion price was NT$12.06 per share at the issuance date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of September 30, 2004, the conversion price was NT$ 11.9584 per share.

(iii)	The conversion price will be subject to adjustments (in the manner set forth in the Indenture) upon the occurrence of certain events set forth in the Indenture, including, among other things, the declaration of dividend in common shares, stock splits, consolidations, and the issue of common shares in cash.

(iv)	In addition to the adjustments to conversion price as stated in (iii), conversion price will be also subject to “special conversion price reset” in a manner set forth in the offering circular.

(g)	Trading places: listed on the Luxembourg Stock Exchange

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(15)	Capital Stock

As of January 1, 2003, the Company’s authorized and issued common shares amounted to NT$53,500,000 and NT$36,912,769, divided into 5,350,000,000 (including 450,000,000 shares and 1,200,000,000 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively) and 3,691,276,875 shares at par value of NT$10, respectively.

Up to September 30, 2004, 328,078,360 common shares were issued for conversion of unsecured domestic convertible bonds (“CB I”), including 367,814 common shares unregistered and recorded under unregistered common stock in shareholders’ equity.

Up to September 30, 2004, conversion of unsecured overseas convertible bonds (“ECB V”) resulted in the additional issuance of 15,941,093 common shares.

On November 4, 2003, the Company’s Board of Directors approved a resolution of a rights offering for the issuance of 475,000,000 common shares at NT$8.11 per share for a total consideration of NT$3,852,250 on November 11, 2003. The authorization has been registered.

On June 27, 2003, the Board of Directors approved a resolution to issue 525,000,000 common shares with NT$ 10 at par by means of 13,125,000 Global Depositary Shares (“GDS”). Each GDS represents 40 common shares. The GDS offering was listed on Luxembourg Stock Exchange on April 5, 2004 and issued at a premium of NT10.87317 per common share. After April 13, 2004, GDS holders may elect to convert GDS into common shares or request a sale of GDS for cash. Registration has been completed.

As of September 30, 2004, the Company’s authorized and issued common shares amounted to NT$65,500,000 and NT$50,037,044, divided into 6,550,000,000 shares (including 650,000,000 and 865,071,486 shares reserved for future exercise of employee stock options and conversion of convertible bonds, respectively) and 5,034,928,514 shares at par of NT$10, respectively.

As of September 30, 2004, 8,804,000 and 21,482,153 common shares in the forms of 220,100 GDS and 2,148,215 ADS, respectively, were traded on Luxembourg Stock Market and NASDAQ Stock Market, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(16)	Employee Stock Option Plans

The Company has four employee stock option plans (“2001 plan”, “2002 plan”, “2003 plan” and “2004 plan”) that grant options to qualified employees for purchase of the Company’s common shares at pre-determined prices on grant dates. Such options are exercisable after two years and will be expired after six years from the grant date. The Company was authorized to grant options for up to 80,000,000 shares, 170,000,000 shares, 200,000,000 shares and 200,000,000 shares under the 2001 plan, 2002 plan, 2003 plan and 2004 plan, respectively. As of September 30, 2004, none of the employee’s stock options has been exercised.

The Company will issue additional common shares for the exercised stock options under the 2001 plan, 2002 plan, 2003 plan and 2004 plan. Unless granted stock options were revoked for illegal acts or violation of the Company’s code of conducts, the options are exercisable for up to 50%, 75% and 100% after two years, three years, and four years from the grant date, respectively. Information with respect to each stock option plan is as follows:

a.	2001 plan

							Current Period
			Outstanding	Earliest		Exercise	Market Price
	Total Units	Shares	Units	Exercisable	Expiration	Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2002.01.16	71,768,500	71,768,500	—	2004.01.16	2008.01.15	20.10	16.80	7.10
2002.05.06	560,000	560,000	—	2004.05.06	2008.05.05	19.80	16.80	7.10
2002.10.01	1,507,000	1,507,000	132,000	2004.10.01	2008.09.30	11.10	16.80	7.10
2002.12.16	6,164,500	6,164,500	343,000	2004.12.16	2008.12.15	11.30	16.80	7.10
Total	80,000,000	80,000,000	475,000	Total options authorized: 80, 000,000

b.	2002 plan

							Current Period
			Outstanding	Earliest		Exercise	Market Price
	Total Units	Shares	Units	Exercisable	Expiration	Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2002.10.01	150,000,000	150,000,000	97,485,400	2004.10.01	2008.09.30	11.10	16.80	7.10
2002.12.16	10,284,500	10,284,500	5,177,000	2004.12.16	2008.12.15	11.30	16.80	7.10
2003.04.07	2,753,500	2,753,500	2,100,500	2005.04.07	2009.4.06	9.20	16.80	7.10
Total	163,038,000	163,038,000	104,762,900	Total options authorized: 170,000,000

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

c.	2003 plan

							Current Period
			Outstanding	Earliest		Exercise	Market Price
	Total Units	Shares	Units	Exercisable	Expiration	Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2003.06.13	193,212,000	193,212,000	153,992,121	2005.06.13	2009.06.12	7.75	16.80	7.10
2003.11.04	829,000	829,000	590,000	2005.11.04	2009.11.03	9.00	16.80	7.10
2004.03.11	685,000	685,000	623,000	2006.03.11	2010.03.10	12.90	16.80	7.10
2004.03.30	785,000	785,000	785,000	2006.03.30	2010.03.29	12.20	16.80	7.10
2004.04.27	749,000	749,000	749,000	2006.04.27	2010.04.26	14.10	16.80	7.10
Total	196,260,000	196,260,000	156,712,121	Total options authorized: 200,000,000

d.	2004 plan

							Current Period
			Outstanding	Earliest		Exercise	Market Price
	Total Units	Shares	Units	Exercisable	Expiration	Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2004.04.09	176,972,000	176,972,000	168,941,500	2006.04.09	2010.04.08	14.55	16.80	7.10
2004.04.27	4,919,000	4,919,000	3,922,000	2006.04.27	2010.04.26	14.10	16.80	7.10
2004.06.02	2,176,000	2,176,000	2,048,000	2006.06.02	2010.06.01	11.00	16.80	7.10
2004.08.11	5,015,500	5,105,000	4,784,500	2006.08.11	2010.08.10	9.25	16.80	7.10
Total	189,082,500	189,082,500	179,696,000	Total options authorized: 200,000,000

(Note 1) As of September 30, 2004, none of the employee’s stock options has been exercised. Outstanding units were lesser than those issued due to waiver or employee’s departure.

(Note 2) Exercise prices are subject to adjustments in the event that changes occur to the capital structure.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

All options under 2001 and 2002 plans were granted to qualified employees before April 7, 2003, with the exception of 6,962,000 expired units. In addition, options under 2003 plans were all granted to qualified employees before April 27, 2004, with the exception of 3,740,000 expired units. Grants dated after January 1, 2004 under 2003 and 2004 stock option plans were accounted for under intrinsic value method required by Taiwan Securities and Future Commission. As of September 30, 2004, information relating to the compensating stock options granted in 2004 was as follows:

				Earliest
	Total Units	Outstanding	Exercisable	Exercisable	Exercise
Grant Dates	Issued	Units	shares	Dates	Price
2004.03.11	685,000	623,000	685,000	2006.03.11	12.90
2004.03.30	785,000	785,000	785,000	2006.03.30	12.20
2004.04.09	176,972,000	168,941,500	176,972,000	2006.04.09	14.55
2004.04.27	5,668,000	4,671,000	5,668,000	2006.04.27	14.10
2004.06.02	2,176,000	2,048,000	2,176,000	2006.06.02	11.00
2004.08.11	5,015,000	4,784,500	5,015,000	2006.08.11	9.25

For the nine months ended September 30, 2004, no compensation expense was recognized as exercise prices equaled to market prices of the underlying stocks on the grant dates.

Pro forma information under fair value method using Black-Schole Option Pricing Model is as follows:

			Volatility factors
			for expected market	Risk-free	Weighted-average
Grant Date	Fair Value (NT$)	Dividend Yield	price	Interest Rate	Expected life
2004.03.11	6.08	0%	56.80%	1.55%	4.38
2004.03.30	5.68	0%	56.70%	1.55%	4.38
2004.04.09	6.77	0%	56.60%	1.55%	4.38
2004.04.27	6.64	0%	57.50%	1.55%	4.38
2004.06.02	5.17	0%	57.40%	1.55%	4.38
2004.08.11	4.32	0%	56.90%	1.55%	4.38

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

For the nine months ended September 30, 2004, the compensation expense recognized under fair value method would have been NT$226,607. The Company’s pro-forma information is set forth as follows:

	For the nine months ended September 30, 2004
	Basic Earnings per share	Diluted earnings per share
Net Income-as reported	$1,012,092	$1,019,099

Earnings per share-as reported	$0.21	$0.21

Net Income-pro forma	$785,485	$792,492

Earnings per share-pro forma	$0.16	$0.16

(17)	Capital Reserve

According to the R.O.C. Company Law, capital reserve can only be used for offsetting accumulated deficits or distribution of stock dividends. The Company cannot use the capital reserve to offset accumulated deficits unless the legal reserve is insufficient for offsetting such deficits.

On June 27, 2003, the Company’s shareholders approved a resolution at the annual meeting to use the capital reserve of NT$2,630,621 to offset its accumulated deficits.

(18)	Legal Reserve

According to the R.O.C. Company Law, 10% of the Company’s net income, after deducting previous years’ losses, if any, must be set as a legal reserve prior to any distribution until such reserve is equal to the Company’s paid-in capital. When the legal reserve is equal to 50% of the paid-in capital, 50% of such reserve may be distributed to the Company’s shareholders through the issuance of additional common shares in the form of a stock dividend.

On June 27, 2003, the Company’s shareholders resolved in the annual meeting to use the legal reserve of NT$1,708,689 to offset its accumulated deficits.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(19)	Income Distributions

a.	The Company’s Articles of Incorporation, revised on May 3, 2000, provide that net income, after deducting the previous years’ losses and the appropriation to the legal reserve (“Distributable Earnings”), may be appropriated or distributed proportionally as follows:

(a)	Dividend to shareholders at 83% of Distributable Earnings;

(b)	Employee bonuses at 15% of Distributable Earnings; and

(c)	Remuneration for directors’ and supervisors’ services at 2% of Distributable Earnings.

Distributions, except for the remuneration for directors and supervisors, which must be made in cash, may be made in cash, in the form of common shares or a combination thereof, as determined by the shareholders at the Annual General Meeting. The Company Articles of Incorporation provide that no more than 20% of any distribution to shareholders and employees should be made in cash and employee bonuses will be distributed in the same form as the distribution of dividends to shareholders on a proportionate basis. Furthermore, with the approval of the shareholders at such meetings, the dividend and bonuses may be held wholly or partially as retained earnings for distribution in future years. Distributions are not deductible in the determination of taxable income.

b.	Information related to the distributions of the remuneration for directors and supervisors and employees’ bonuses is as follows:

(a)	No distribution in 2003 due to the Company’s accumulated deficits;

(b)	Information related to employees’ bonuses and remuneration for directors’ and supervisors’ services, approved by the Board of Directors’ and the Shareholders’ Annual Meetings, is accessible on the website of Taiwan Stock Exchange Corporation.

c.	The discounts of NT$157,313 and NT$41,377 for shares issued for the conversion of CB I for the nine months ended September 30, 2003 and 2004, respectively, as well as the discounts of NT$927,496 for new shares offering in November 2003 were charged against retained earnings.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(20)	Treasury Stock

a.	According to the Stock Exchange Regulations of Taiwan, total shares repurchased cannot exceed 10% of the Company’s issued stock. Further, total repurchased amount cannot exceed the sum of retained earnings and the realized capital reserve. Based on the Company’s audited financial statements for the six months ended June 30, 2004, the maximum common shares allowed to repurchase were 500,370,000 shares. The Company has repurchased 40,000,000 common shares with a cost of NT$1,046,071 as of September 30, 2004.

b.	In accordance with the Stock Exchange Regulations of Taiwan, treasury stock cannot be pledged, voted or be eligible to receive dividends.

c.	Effective January 1, 2002, the Company’s shares owned by its subsidiaries were treated as treasury stock. The treasury stock transactions for the nine months ended September 30, 2004 and 2003 were as follows:

	Beginning balance		Additions		Disposals			Ending balance
							Selling			Market
Subsidiary	Shares	Amount	Shares	Amount	Shares	Amount	Price	Shares	Amount	Value
For the nine months ended September 30, 2004
Hui Ying Investment, Ltd.	6,023,152	$142,365	—	$—	—	$—	$—	6,023,152	$142,365	$47,703

For the nine months ended September 30, 2003
Hui Ying Investment, Ltd.	6,023,152	$142,365	—	$—	—	$—	$—	6,023,152	$142,365	$49,619

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(21)	Basic Earnings Per Share

(1)	The Company has a complex capital structure due to the issuance of convertible bonds and employee stock option plans. The Company presented basic and diluted earnings per share for the nine months ended September 30, 2004, as its stock options and CB I, possessed dilutive effect if they have been exercised and fully converted. Nevertheless, the Company presented only basic earnings per share for the comparative period in 2003 as the convertible bonds and stock options possessed an anti-dilutive effect on the Company’s earnings per share. The calculation of the weighted-average numbers of shares is as follows:

	For the nine months ended
	September 30,
	2004	2003
Numbers of common shares outstanding as of January 1	4,390,251,943	3,651,276,875
Bonds converted to common shares for the nine months ended September 30, 2003 (236,481,430 shares)	—	92,154,897
Retroactive adjustments for bonus element included in the rights offering on November 11, 2003	—	6,318,913
Bonds converted to common shares for the nine months ended September 30, 2004 (80,044,385 shares)	55,500,347	—
Issuance of 525,000,000 common shares for Global Depositary Receipts on April 5, 2004	342,974,453	—

Subtotal	4,788,726,743	3,749,750,685
Less: Retroactive adjustments of treasury stock owned by subsidiaries	(6,023,152)	(6,023,152)

Weighted-average numbers of shares outstanding	4,782,703,591	3,743,727,533
Potential common shares:
Dilutive effect of employee stock options	3,305,386	—
Dilutive effect of convertible bonds	42,683,928	—

Dilutive weighted average number of shares	4,828,692,905	3,743,727,533

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

	Amount (numerator)			Earning per share
			Shares
	Before tax	After tax	(Denominator)	Before tax	After tax
For the nine months ended September 30, 2004:
Basic EPS

Net income	$1,012,092	$1,012,092	4,782,703,591	$0.21	$0.21

Dilutive effect:
Employee stock option	—	—	3,305,386
Convertible bonds	7,007	7,007	42,683,928

Diluted EPS	$1,019,099	$1,019,099	4,828,692,905	$0.21	$0.21

For the nine months ended September 30, 2003:
Basic EPS

Net loss	$(7,403,336)	$(7,403,336)	3,743,727,533	$(1.98)	$(1.98)

Pro Forma Information:

Assuming the Company’s shares owned by its subsidiaries were not treated as treasury stock:

	Amount (numerator)			Earnings per share
			Shares
	Before tax	After tax	(Denominator)	Before tax	After tax
For the nine months ended September 30, 2004:
Basic EPS

Net Income	$1,012,272	$1,012,272	4,788,726,743	$0.21	$0.21

Diluted effect:
Employee stock options	—	—	3,305,386
Convertible bonds	15,055	15,055	67,139,813

Diluted EPS	$1,027,327	$1,027,327	4,859,171,942	$0.21	$0.21

For the nine months ended September 30, 2003:
Basic EPS Net loss	$(7,426,049)	$(7,426,049)	3,749,750,685	$(1.98)	$(1.98)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(22)	Income Taxes

a.	The Company is granted a four-year income tax exemption period with respect to income derived from the expansion of operation located in HSP. The Company has elected the four-year tax exemption period to run from January 1, 2001 to December 31, 2004.

b.	The Company’s unused investment tax credits as of September 30, 2004 were as follows:

Year incurred	Unused amount	Year expired
2000	$1,192,770	2005
2001	1,359,358	2006
2002	588,746	2007
2003	161,653	2008

Total	$3,302,527

Such tax credits were included in Deferred Income Tax Assets.

c.	According to the R.O.C. Income Tax Law, operating loss can be carried forward for 5 years. As of September 30, 2004, the unutilized loss carry forwards were as follows:

Year incurred	Unused amount	Year expired
2002	$6,055,536	2007
2003	8,507,626	2008

Total	$14,563,162

The tax effects of such amounts were included in Deferred Income Tax Assets.

d.	The Company’s income tax returns for the years after 1999 have not been assessed by the National Tax Administration (“NTA”). Administrative remedies filed for 1997, 1996, and 1995 tax returns were as follows:

(a)	NTA re-assessed the tax return for 1995 and requested additional tax payment of NT$ 91,772. The Company had made half of the requested tax payment and filed a petition with the Ministry of Finance (“MOF”). On March 29, 2004, MOF revoked the petition and requested NTA to re-assess the 1997 tax return.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(b)	NTA re-assessed the tax return for 1996 and requested additional tax payment of NT$ 114,585. The Company had made half of the requested tax payment and filed a petition with MOF. In May 2003, the petition was denied. The Company then filed an administrative lawsuit on July 11, 2003. The Court began processing the case on August 31, 2004; in addition, the Judge declared holding both-party debate in Court on September 7, 2004. The company estimates that the debate of lawsuit will be completed on November 9, 2004.

(c)	NTA re-assessed the tax return for 1997 and requested additional tax payment of NT$ 83,992. The Company had made half of the requested tax payment and filed a petition with MOF on April 1, 2004. On July 29, 2004, MOF revoked the petition and requested NTA to re-assess the 1995 tax return.

e.	Deferred tax assets and liabilities as of September 30, 2004 and 2003 were as follows:

	2004.9.30	2003.9.30
(a)Total deferred tax assets	$8,765,936	$8,338,820

(b)Total deferred tax liabilities	$298,645	$529,435

(c)Valuation allowance for deferred tax assets	$6,589,900	$5,922,740

(d)	Deferred tax assets or liabilities generated from temporary differences:

	2004.9.30		2003.9.30
	Amount	Tax effect	Amount	Tax effect
Recognition of depreciation expense	$(1,188,814)	$(297,204)	$(2,328,868)	$(501,871)

Recognition of amortization expense	$25,353	$6,338	$—	$—

Unrealized inventory provision	$2,846,138	$711,534	$4,714,786	$365,396

Unrealized investment losses	$3,144,095	$786,024	$2,153,735	$535,991

Unrealized royalty expense	$707,347	$176,837	$630,457	$48,860

Unrealized pension expense	$235,004	$58,781	$52,109	$4,038

Unrealized bad debt expense	$117,350	$29,338	$236,374	$18,319

Unrealized exchange gains	$(5,766)	$(1,441)	$(355,662)	$(27,564)

Unrealized exchange losses	$115	$28	$—	$—

Unrealized interest expense	$58,544	$14,636	$—	$—

Amortization of capacity variance	$58,261	$14,565	$1,227,910	$95,163

Others	$98,268	$24,567	$11,665	$9,893

Loss carry-forward	$14,563,162	$3,640,791	$12,127,110	$3,031,778

Investment tax credits		$3,302,527		$4,229,382

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

	2004.9.30	2003.9.30
(e) Deferred tax assets — current:	$2,168,814	$1,824,424
Valuation allowance — current	(1,886,950)	(1,294,684)
Net deferred tax assets — current	281,864	529,740
Deferred tax liabilities — current	(59,441)	(63,661)

Net deferred tax assets and liabilities — current	$222,423	$466,079

	2004.9.30	2003.9.30
Deferred tax assets — non-current	$6,597,122	$6,514,396
Valuation allowance — non-current	(4,702,950)	(4,628,056)

Net deferred tax assets — non-current	1,894,172	1,886,340
Deferred tax liabilities — non-current	(239,204)	(465,774)

Net deferred tax assets and liabilities — non-current	$1,654,968	$1,420,566

	For the nine months ended September 30,
	2004	2003
(f) Income taxes payable from continuing operation:	$—	$—
Tax (benefit) expense from recognition of depreciation expense	(273,633)	248,797
Tax benefit from amortization of deferred assets	(2,213)	—
Tax (benefit) expense from recognition of unrealized inventory provision	(370,182)	78,739
Tax (benefit) expense from recognition of unrealized royalty expense	(124,489)	3,267
Tax expense from recognition of unrealized loss of disposal of property, plant and equipment	3,865	—
Tax benefit from recognition of unrealized pension expense	(41,889)	(4,038)
Tax benefit from recognition of unrealized bad debt expense	(18,383)	(4,609)
Tax benefit from recognition of unrealized investment losses	(585)	(365,695)
Tax benefit from recognition of unrealized foreign exchange gains	(18,619)	(18,336)
Tax expense from recognition of unrealized foreign exchange losses	422	11,854
Tax benefit from recognition of unrealized interest expense	(14,636)	—
Tax expense (benefit) from amortization of capacity variance	61,617	(95,163)
Tax benefit from investment credits	(65,875)	(163,184)
Tax expense from allowance for valuation allowance	882,247	1,134,606
Tax expense (benefit) from losses carry-forward	10,209	(787,626)
Over accrual of prior year’s tax expense	(9,254)	(30,501)
Others	(18,602)	(8,111)

Income tax expense	$—	$—

(g)	Information related to the imputation of shareholders’ income taxes:

	2004.9.30	2003.9.30
Available shareholders’ tax credits	$105,738	$94,854

Expected (actual) ratio of shareholders’ tax credits	N/A	N/A

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(h)	Information related to undistributed retained earnings:

	2004.9.30	2003.9.30
After 1998	$(13,091,618)	$(12,311,856)

(23)	Pension Fund

The balances of Employees’ Retirement Fund amounted to NT$664,933 and NT$617,841 as of September 30, 2004 and 2003, respectively. Pension expense recognized for the nine months ended September 30, 2004 and 2003 amounted to NT$98,096 and NT$80,012, respectively.

(24)	Sales Revenue

	For the nine months ended
	September 30,
	2004	2003
Revenues from sales of products	$17,945,964	$11,934,955
Service revenues	17,340	5,552
Others	126,812	74,786

Total	18,090,116	12,015,293
Less: Sales return and sales discount	(98,965)	(90,677)

Net sales revenue	$17,991,151	$11,924,616

(25)	Payroll, Depreciation and Amortization Expenses

	For the nine months ended September 30,
	2004			2003
	Under	Under		Under	Under
	cost of	operating		cost of	operating
	goods sold	expense	Total	goods sold	expense	Total
Payroll
Salary	$1,145,005	$948,422	$2,093,427	$952,064	$798,209	$1,750,273
Insurance	77,104	54,334	131,438	74,281	54,297	128,578
Pension	51,094	47,002	98,096	41,874	38,138	80,012
Meal	47,708	28,740	76,448	46,697	28,069	74,766

Total	$1,320,911	$1,078,498	$2,399,409	$1,114,916	$918,713	$2,033,629

Depreciation	$5,043,650	$352,504	$5,396,154	$6,346,579	$387,694	$6,734,273

Amortization	$33,184	$254,861	$288,045	$20,120	$334,814	$354,934

(Note) Amortization excludes interest expenses amortized for deferred assets.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

5.	Related Party Transactions

(1)	Related parties and their relationships associated with the Company:

Related parties	Relationship
Macronix America Inc. (“MXA”)	The Company’s equity investee
Macronix (BVI) Co., Ltd. (“BVI”)	The Company’s equity investee
Magic Pixel Inc. (“MPI”)	The Company’s equity investee
MaxNova Inc. (“Maxnova”)	The Company’s equity investee
Macronix (Hong Kong) Co., Ltd. (“MX (HK)”)	The Company’s equity investee
Procomm Inc. (“Procomm”)	The Company’s equity investee
Prominent Communications, Inc. (“Prominent”)	Procomm’s equity investee
Joyteck Co., Ltd. (“Joyteck”)	The Company’s equity investee
Wedgewood International Ltd. (“Wedgewood”)	A subsidiary’s equity investee
New Trend Technology Inc. (“NTTI”)	A subsidiary’s equity investee
Macronix Europe NV. (“MXE”)	A subsidiary’s equity investee
Biomorphic Corporation (“BC”)	A Subsidiaries’ equity investee
Biomorphic VLSI, Inc. (“Biomorphic”)	BC’s equity investee
Macronix Pte Ltd. (“MPL”)	A subsidiary’s equity investee
Raio Technology Co., Ltd. (“Raio”)	A subsidiary’s equity investee
Tower Semiconductor Ltd. (“Tower”)	A subsidiary served under the Board
FueTrek Co., Ltd. (“FueTrek”)	A subsidiary served under the Board
United Industrial Gases Co., Ltd. (“UIG”)	The Company served as a supervisor prior to June 18, 2004
Powertech Technology Inc. (“Powertech”)	The Company served under the Board prior to June 18, 2004
Ardentec Corporation (“Ardentec”)	The Company served under the Board
Macronix Education Foundation (“MXIC Education”)	Share the same president with the Company

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(2)	Significant Transactions with Related Parties:

a.	Sales to related parties were as follows:

	For the nine months ended September 30,
Related parties	2004	2003
MX(HK)	$1,712,531	$276,002
MXA	874,695	504,838
MXE	927,438	265,851
BC	146,379	—
MPI	117,063	68,887
Raio	15,733	126,754
Biomorphic	444	45,949
Others	11,517	5,596

Total	$3,778,800	$1,293,877

Sales prices to MXA, MXE and MX(HK) are negotiated based on those charged to ultimate customers and are not comparable to those to regular customers as MXA, MXE and MX(HK) are the primary regional distributors. Sales to MPI are priced at a markup on the unit cost, which is not applicable to those to other customers. Sales prices to PCI, Raio, BC and Biomorphic are not comparable with those to regular customers as the company is the sole provider for them.

The payment term with the related parties is between 45 to 60 days, similar to that with regular customers.

b.	Expenses paid to related parties were as follows:

		For the nine month ended
		September 30,
Related parties	Account	2004	2003
BVI	Selling expenses	$91,659	$84,442
MXA	Selling expenses	95,508	109,712
MPI	Research and development expenses	57,447	—
NTTI	Research and development expenses	19,927	65,611
MXE	Selling expenses	18,492	—
MPL	Selling expenses	8,493	10,298
Tower	Research and development expenses	8,212	—
MXIC Education	Administrative expenses	—	21,050

Total		$299,738	$291,113

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

c.	Sales of assets to related parties were as follows:

(a)	For the nine months ended September 30, 2004:

Related parties	Item	Book value	Gain
Maxnova	Fixed assets	$166	$19
MPI	Fixed assets	7	—

Total		$173	$19

(b)	For the nine months ended September 30, 2003:

Related parties	Item	Book value	Gain
MPI	Fixed assets	$3,200	$114
	Software	416	14
Maxnova	Fixed assets	884	—
Ardentec	Fixed assets	—	48

Total		$4,500	$176

d.	Subcontract processing charges from related parties were as follows:

	For the nine months ended
	September 30,
Related parties	2004	2003
Ardentec	$205,560	$100,106
Powertech	(note)	150,656

Total	$205,560	$250,762

Subcontract processing charges were recorded as manufacturing expenses. (note) The Company has resigned from the Powertech’s Board since June 18, 2004.

e.	Operating leases to related parties were as follows:

	For the nine months ended
	September 30,
Related parties	2004	2003
Maxnova	$2,756	$1,953
MPI	2,538	2,538
Raio	1,056	440
Joyteck	796	440

Total	$7,146	$5,371

The lease income from the related parties was charged monthly and recorded as other income under non-operating income.

f.	For the nine months ended September 30, 2003, industrial gas purchased from UIG totaled NT$74,667 and were recorded as manufacturing expenses.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

g.	For the nine months ended September 30, 2004 and 2003, wafers purchased from Tower totaled NT$0 and NT$35,988, respectively, and were included under inventory.

h.	Commodities purchased from related parties were as follows:

	For the nine months ended September 30,
Related parties	2004	2003
Raio	$942	$3,257
Biomorphic	—	53,008
Prominent	—	63,798

Total	$942	$120,063

Such purchases were included under inventory.

i.	The Company had entered into IP license agreements with FueTrek in 2002 and 2004 and obtained related technology. The contractual amount of NT$13,502 (JPY$45,800) has been paid in full as of September 30, 2004, and was recorded as deferred assets and amortized over the contract terms. The company has started mass-production of the licensed product, while sales are insignificant.

(3)	Receivables and Payables with the Related Parties:

a.	Accounts receivable

Related parties	2004.9.30	2003.9.30
MX(HK)	$293,859	$233,812
MXE	208,961	52,897
MXA	105,640	59,254
MPI	43,748	34,003
BC	29,995	—
NTTI	6,570	6,494
Maxnova	5,774	—
Raio	1,550	64,269
Biomorphic	—	45,615
UIG (note)	—	5,063
BVI	—	2,522
Others	1,562	6,413

Total	697,659	510,342
Less: Allowance for doubtful accounts	(1,911)	(13,000)

Net	$695,748	$497,342

(note)	Utility charges

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

b.	Accounts payable

Related parties	2004.9.30	2003.9.30
MXA	$48,679	$68,658
Ardentec	47,633	33,264
MPI	13,090	—
BVI	12,305	10,100
MXE	11,743	4,503
MPL	2,373	—
NTTI	2,031	9,958
Tower	1,818	—
Powertech	—	45,391
UIG	—	17,833
Others	433	4,919

Total	$140,105	$190,123

(4)	In 2002, the Board of Directors approved to provide guarantee with a ceiling of USD$154,000 in total for BVI and its subsidiaries for debts and derivative financial instrument transactions. The USD$4,000 guarantee for Biomorphic expired at July 14, 2003. In addition, on April 28, 2003, the Board approved a NT$100,000 guarantee for letters of credit issued to MX(HK). The summary was listed as follows:

Related parties	2004.6.30		2003.6.30
Wedgewood	USD	82,000	USD	95,000
BVI		31,600		31,600
Biomorphic		—		—

Subtotal	USD	113,600	USD	126,000

MX(HK)	NT$	100,000	NT$	100,000

6.	Assets Pledged as Collaterals

The Company pledged its assets for the security to foreign labor employment, customs clearance deposits, deposits for executing technology agreement with government, guarantees for investees, deposit for land leases, capital leases and long-term loans. Assets pledged as collaterals were as follows:

Account	2004.9.30	2003.9.30
Restricted cash-current	$1,611,271	$499,623
Restricted cash-non-current	—	253,162
Property, plant and equipment	15,365,725	13,994,007

Total	$16,976,996	$14,746,792

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

7.	Commitments and Contingencies

As of September 30, 2004, the Company’s commitments and contingencies excluded in the financial statements were as follows:

(a)	Letters of credit issued for future deliveries of equipment amounted to NT$458,967.

(b)	The Company’s significant construction and machinery contracts totaled approximately NT$1,254,661. As of September 30, 2004, the Company has paid NT$955,506 pursuant to these contracts.

(c)	The land on which the Company located was leased from the HSP. The lease term is from 1990 to 2022 and is renewable at the Company’s option. The irrevocable lease payments will be NT$72,275 for the next twelve months, NT$355,374 in total for the period from October 2005 to September 2010 and NT$332,091 in total for the period from October 2010 to September 2022.

(d)	Certain debt agreements, entered into by the Company with several banks including Chiao Tung Bank, require the Company to issue additional common shares for cash when the Company’s debt to equity ratio is greater than 1.2, or when the Company’s current ratio exceeds 1.0.

(e)	The Company entered into an operating lease agreement of USD$2,608 for R&D software. The lease term is from 2003 to 2006. The lease obligations shall be paid annually in four installments, starting from November 31, 2003 to October 31, 2006. As of September 30, 2004, the Company has paid USD$1,230 pursuant to the agreement. Future irrevocable payments are USD$901 and USD$477 for 2005 and 2006, respectively.

(f)	The license fees for the products license agreements entered into between the Company, A company and B company totaled USD$46,000. As of September 30, 2004, the Company has paid USD$36,000 pursuant to the agreements. Future irrevocable payment in total is USD$10,000.

(g)	The license fee for the products license agreement entered into by the Company and C company totaled USD$2,907. As of September 30, 2004, the Company has paid USD$2,024 pursuant to the agreement. Future running royalties will be charged based on percentage of net sales from licensed products as determined under the agreement. Future irrevocable payment in total is USD$883. No royalties were paid for the nine months ended September 30, 2004, as licensed products had not been commercialized.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(h)	The Company entered into a technology agreement with D company. As of September 30, 2004, the fixed license fees for the technology agreement have been fully paid. Additional running royalties will be charged based on percentage of net sales from the licensed products pursuant to the agreement. According to the agreement, the Company is required to prepay USD$24,000 of running royalties. As of September 30, 2004, USD$17,000 has been paid, while USD$4,000 of the unpaid portion of USD$7,000 is guaranteed by standby letters of credit.

(i)	In 2004, the Company entered into two addendums to the technology agreement stated in (h) above with D company. As of September 30, 2004, the fixed license fees of USD$9,000 in accordance with the addendums have not been paid yet. No running royalties, charged based on percentages of net sales from licensed products as determined under the addendums, were paid for the nine months ended September 30, 2004 as licensed products had not been commercialized. According to the contract, however, the Company shall pay additional USD 3,000 for special royalty if the sales amount of licensed products exceeds USD 100,000.

(j)	In August 1997, Atmel Corporation (“Atmel”) filed a complaint against MXA for infringement of Atmel’s patents No. 096 and 747. MXA applied for Motion for Summary Judgement for both patents. On January 14, 2002, the Court issued an order denying Atmel’s motion to correct inventorship of the 747 patent. Based on that order, MXA had sought a ruling of invalidity of the 747 patent due to incorrect inventorship, and kept awaiting the Court’s decision. On May 14, 2003, the Court granted the Company’s Motion for Summary Judgement of invalidity of the 747 patent due to nonjoinder of co-inventor. Specifically, the Court’s Order found that all claims of the 747 patent were invalid for nonjoinder of a co-inventor. The Court has also granted the Company’s Motion for Summary Judgement against three of the four asserted claims of the 096 patent, leaving only one claim to be litigated on the 096 patent. Both parties applied for summary judgment for infringement of the 096 patent. On February 23, 2004, the court revoked both parties’ summary judgments as the evidence was insufficient. However, the court’s explanation of inventorship was in favor of MXA. On April 16, 2004, MXA applied “Renewed Motion for Summary Judgment of Non-infringement” according to the court explanation of the patents’ scope. After Atmel applied the counterplea on May 26, 2004, MXA replied to Atmel’ counterplea on June 18, 2004. On September 9, 2004, Atmel and MXA reached a settlement that both parties agree to withdraw from the issue with no claim of loss reimbursement. The Court dismissed the case accordingly.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(j)	On April 1, 2002, certain shareholders of Tower Semiconductor Ltd. (“Tower”) filed a lawsuit in U.S., naming Tower, several shareholders (including the Company), and Board members (including Miin Wu, one of the Board member and the President of the Company) as defendants, alleging the defendants for violation of U.S. Securities Exchange Act of 1934 Section 14(a), Section 20(a) and Rule 14a-9. The Court overruled the alleging in August 19, 2004. One of the shareholders has further appealed. The Company believes it has meritorious defense to the case.

8.	Significant Disaster Losses

No significant disasters occurred during the period.

9.	Significant Subsequent Events

No significant subsequent events occurred during the period.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

10.	Financial Instruments

(1)	Derivative instruments:

	2004.9.30		2003.9.30
	Contract amount or	Credit	Contract amount or	Credit
Financial Instrument	Notional amount	risk	Notional amount	Risk
Options written	USD6,000	—	—	—
	NTD190,800	—	—	—
	JPY150,750		—	—
Option purchased	—	—	—	—
Cross currency interest rate swaps	—	—	—	—

a.	Credit risks represent forward exchange contracts with a positive fair value factoring in the offsetting effect of the master netting arrangement as of the balance sheet date. If the credit risks were positive and the transaction party breached the contract, the Company would incur a loss. However, the possibility of incurring a loss is remote since the Company’s counter parties are reputable.

b.	Market value risks:

Market value risks are insignificant due to the hedging purpose of the forward exchange contracts, option contracts and cross currency swaps. The gains or losses from fluctuations of interest and exchange rates will be offset by the gains or losses from the underlying assets and liabilities denominated in foreign currencies. In addition, market value risk in the dual currency deposits contracts shall be considered low because the range of foreign exchange rates is fixed.

c.	Liquidity risks:

No significant cash flow risks are expected as the exchange rates on the forward contracts are fixed and the Company expects to have sufficient Japanese Yen assets to meet the cash requirements.

d.	Types of derivative financial instruments, purposes of holding the derivative financial instruments and the strategies for achieving the hedging purpose were as follows:

The Company’s derivative financial instruments are entered into mainly for hedging purposes. The purposes of holding forward exchange contracts, option contracts and cross currency swaps were to hedge exchange rate risks resulting from assets, liabilities or commitments denominated in foreign currency. The Company’s hedging strategies were to mitigate into market price risks. Derivative financial instruments selected for hedging purposes are reviewed and anti-co-related with the fluctuation of the fair value of derivatives hedged. Derivatives are evaluated periodically. In addition, the primary purposes of holding dual currency deposit option contracts are to earn higher interest revenue within a fixed range of foreign exchange rates.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

e.	Presentation of derivative financial instruments:

Forward exchange contracts receivable and payable are reported under current assets or liabilities on a net basis if any right of offset exists.

Foreign exchange (losses) gains from derivatives transactions for the nine months ended September 30, 2004 and 2003 amounted to NT$ (13,157) and NT$ 568, respectively. Gains and losses related to option contracts are dealt with in the statement of operations upon exercise.

(2)	Other financial asset (credit-linked notes):

The purpose of investment in credit-linked notes is to earn interest income. Disclosures of risks for such investments are as follows: a. Contract amount

Underlying investments (credit-linked notes)	2003.9.30
KGI	USD5,000

b.	Credit Risks

Maximum risk of the credit-linked notes is the lost of total invested amount. The Company minimizes the credit risk by selecting counter parties with reputation and good financial condition.

c.	Liquidity Risks

The Company is unable to have the credit-linked investments redeemed or called before maturity, which being the liquidity risks. In minimizing such risks, the Company only invests in securities matured within one year.

d.	Market Risks

There is no market risk for the underlying investment except for the fluctuations in the exchange rate of US Dollar to NT Dollar.

e.	Cash Flow Risks

No cash flow risks involved as the entire payments of credit-liked investments were made in advance.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

(3)	Fair value of financial instruments:

	2004.9.30		2003.9.30
	Carrying	Fair	Carrying	Fair
Non-derivatives	Value	Value	Value	Value
Assets
Cash, cash equivalents and restricted cash	$10,071,335	$10,071,335	$6,375,316	$6,375,316
Notes and accounts receivable (including receivables from related parties)	3,847,145	3,847,145	3,423,495	3,423,495
Other receivables	242,797	242,797	236,292	236,292
Other financial assets	—	—	168,775	168,775
Long-term investments-market value unavailable	4,099,737	4,099,737	3,206,209	3,206,209
Long-term investments-market value available	72,216	345,348	113,884	357,363
Liabilities
Short-term debts	773,397	773,397	1,097,746	1,097,746
Short-term notes	99,908	99,908	299,014	299,014
Payables	2,750,021	2,750,021	4,381,957	4,381,957
Long-term debts (including current portion) — with variable interest rates	8,767,331	8,767,331	9,256,686	9,256,686
Capital lease obligations (including current portion)	485,646	532,097	1,106,420	1,079,010
Bond payable (including current portion)	3,000,000	3,063,384	3,000,000	3,116,622

	2004.9.30		2003.9.30
	Carrying	Fair	Carrying	Fair
Non-derivatives	Value	Value	Value	Value
Liabilities
Convertible debentures (including current portion)	449,571	449,852	10,185,996	10,135,105
Derivatives
Hedging:
(1) Asset
Cross currency interest rate swaps	—	—	23,381	25,013
(2) Liabilities
Option purchased	—	—	—	(995)
Option written	—	(1,867)	—	(21,928)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except shares, per share data and percentages)

The methods and assumptions used to estimate the fair value of derivative financial instruments were as follows:

(1)	The fair value of the Company’s short-term financial instruments was based on the book value of those instruments at the reporting date due to the short maturity of those instruments. This method was applied to cash and cash equivalents, restricted certificate of deposits, receivables, payables and short-term debts.

(2)	The fair value of the Company’s marketable securities was based on the market prices at the reporting date if the market prices were available. The fair value of the Company’s marketable securities is based on financial data or any other information if market prices were not available.

(3)	The fair value of the Company’s long-term borrowings bearing variable interest rates, which includes the current portion of long-term debts, was estimated using the book value of the debt at the reporting date.

(4)	The fair value of bonds payable and convertible bonds payable were based on the market prices at the reporting date if market prices were available or estimated using the discounted cash flow method based on the Company’s borrowing rates for similar types of borrowings.

(5)	The fair value of derivative financial instruments (normally includes unrealized gains or losses from outstanding forward exchange contracts) was assumed to be based on the amount that the Company was entitled to receive or obligated to pay if the Company terminated the contracts at the balance sheet date.

4.	Certain accounts in the financial statements of the Company as of September 30, 2003 have been reclassified to conform to the presentation of the current period.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: November 24, 2004	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center